Ex. 99.4

DYNAMIC FUELS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011, 2010 and 2009

WITH

INDEPENDENT AUDITORS’ REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Dynamic Fuels, LLC

We have audited the accompanying balance sheets of Dynamic Fuels, LLC as of September 30, 2011 and 2010, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Fuels, LLC, as of September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, Dynamic Fuels, LLC is a joint venture between Syntroleum Corporation and Tyson Foods, Inc., has material transactions and is dependent on them.

/s/ HoganTaylor LLP

November 15, 2011

DYNAMIC FUELS, LLC

BALANCE SHEETS

September 30, 2011 and 2010

	September 30,	September 30,
	2011	2010
Assets
Current assets:
Cash	$989,140	$2,004,738
Restricted cash	40,080	115,829
Receivables	4,867,831	701,422
Inventory	16,554,659	7,086,677
Prepaid expenses and other current assets	1,053,410	164,961

Total current assets	23,505,120	10,073,627

Property, plant and equipment, net	143,575,608	144,401,235
Other	3,352,806	3,402,478

Total assets	$170,433,534	$157,877,340

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,209,844	$5,716,527
Notes payable – related parties	19,000,000	—
Due to related parties	13,505,802	4,611,335

Total current liabilities	39,715,646	10,327,862

Asset retirement obligation	39,568	34,720
Notes payable	100,000,000	100,000,000

Total liabilities	139,755,214	110,362,582

Commitments and contingencies

Members’ equity:
Syntroleum Corporation capital contributions	40,500,000	34,250,000
Tyson Foods, Inc. capital contributions	40,500,000	34,250,000
Accumulated deficit	(50,321,680)	(20,985,242)

Total members’ equity	30,678,320	47,514,758

Total liabilities and members’ equity	$170,433,534	$157,877,340

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF OPERATIONS

For the years ended September 30, 2011, 2010 and 2009

	September 30,	September 30,	September 30,
	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009

Revenues:
Sales	$105,983,967	$—	$—
Government incentives	21,084,845	—	—

Total revenues	127,068,812	—	—

Operating costs and expenses:
Cost of goods sold and operating expenses	151,340,559	10,425,582	4,555,649
General and administrative	2,516,052	1,616,701	705,058

Total expenses	153,856,611	12,042,283	5,260,707

Loss from operations	(26,787,799)	(12,042,283)	(5,260,707)

Interest income (expense)	(2,969,057)	(8,233)	604,415
Interest rate swap valuation adjustment	104,350	753,480	(3,678,663)
Other income	316,068	157,150	17,887

Net loss	$(29,336,438)	$(11,139,886)	$(8,317,068)

Allocation of net loss to members:
Syntroleum Corporation	$(14,668,219)	$(5,569,943)	$(4,158,534)
Tyson Foods, Inc.	(14,668,219)	(5,569,943)	(4,158,534)

	$(29,336,438)	$(11,139,886)	$(8,317,068)

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF MEMBERS’ EQUITY

For the years ended September 30, 2011, 2010 and 2009

	September 30,	September 30,	September 30,	September 30,
	Capital Contributions
	Syntroleum Corporation	Tyson Foods, Inc.	Accumulated Deficit	Total

Balance, September 30, 2008	$18,250,000	$18,250,000	$(1,528,288)	$34,971,712

Cash contributions	6,000,000	6,000,000	—	12,000,000

Net loss	—	—	(8,317,068)	(8,317,068)

Balance, September 30, 2009	24,250,000	24,250,000	(9,845,356)	38,654,644

Cash contributions	10,000,000	10,000,000	—	20,000,000

Net loss	—	—	(11,139,886)	(11,139,886)

Balance, September 30, 2010	34,250,000	34,250,000	(20,985,242)	47,514,758

Cash contributions	6,250,000	6,250,000	—	12,500,000

Net loss	—	—	(29,336,438)	(29,336,438)

Balance, September 30, 2011	$40,500,000	$40,500,000	$(50,321,680)	$30,678,320

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF CASH FLOWS

For the years ended September 30, 2011, 2010 and 2009

	September 30,	September 30,	September 30,
	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009

Cash Flows from Operating Activities
Net loss	$(29,336,438)	$(11,139,886)	$(8,317,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,936,918	219,338	57,426
Asset retirement obligation accretion	4,848	4,297	—
Loss on disposition of property, plant and equipment	—	29,673	—
Mark-to-market interest rate swap in excess of cash collateral	(1,377,872)	(753,480)	2,088,663
Changes in assets and liabilities:
Receivable	(4,166,409)	(701,422)	16,523
Inventory	(9,467,982)	(7,086,677)	—
Prepaid expenses and other	(888,449)	(508,060)	(367,319)
Accounts payable and accrued liabilities	1,493,317	(9,988,887)	(10,158,255)
Due to related parties	10,272,339	2,418,259	309,315

Net cash used in operating activities	(28,529,728)	(27,506,845)	(16,370,715)

Cash Flows from Investing Activities
Payments for the purchase of property, plant and equipment	(4,061,619)	(64,832,181)	(45,680,626)
Proceeds from asset sale	—	270,118	—
Change in restricted cash	75,749	42,659,176	(42,775,005)

Net cash used in investing activities	(3,985,870)	(21,902,887)	(88,455,631)

Cash Flows from Financing Activities
Proceeds from sale of tax-exempt bonds	—	—	100,000,000
Proceeds from capital contributions	12,500,000	20,000,000	12,000,000
Notes payable – related parties	19,000,000	—	—
Debt issuance costs	—	(907,244)	(341,500)

Net cash provided by financing activities	31,500,000	19,092,756	111,658,500

Net change in cash	(1,015,598)	(30,316,976)	6,832,154

Cash and cash equivalents at beginning of period	2,004,738	32,321,714	25,489,560

Cash and cash equivalents at end of period	$989,140	$2,004,738	$32,321,714

See notes to financial statements.

DYNAMIC FUELS, LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2011 and 2010

Note 1 – Summary of Significant Accounting Policies

Organization and operations

Dynamic Fuels, LLC, a Delaware limited liability company (the Company), was formed on June 22, 2007, as a joint venture between Syntroleum Corporation (Syntroleum), and Tyson Foods, Inc., (Tyson) (collectively, the Members). The Limited Liability Company Agreement between the Members provides for management and control of the Company to be exercised jointly by representatives of the Members equally, with no Member exercising control. The Company was organized to engage in the development, production, marketing and sale of Bio-Synfined™ renewable fuels produced using Syntroleum’s Bio-Synfining™ technology in the United States including the development, construction, financing, testing, ownership, operation and maintenance of one or more Bio-Synfining™ renewable fuels production plants. The Bio-Synfining™ technology converts triglycerides and/or fatty acids from fats and vegetable oils with heat, hydrogen and proprietary catalysts to make renewable synthetic fuels, such as diesel, jet fuel, kerosene, naphtha and LPG. The fats and vegetable oil feedstock are procured by Tyson.

In prior years, the Company was engaged in the development and construction of its renewable fuels plant. The Company began making sales during November 2010, and became operational during the year ended September 30, 2011, although operating issues have continued to affect operating reliability.

A variety of factors impact overall plant cash flows and profitability, including, but not limited to, mechanical reliability, product pricing, governmental legislation, negotiations of sales agreements, raw material values, and supplier performance. Each of these factors individually or combination thereof could significantly impact plant operations, reducing cash flow and profitability. As such, the Members closely monitor performance and infuse funds as needed to pay suppliers on a timely basis and procure the necessary services and equipment to maintain or improve operations.

As a limited liability company, the Members are not personally liable for any debts, liabilities, or obligations of the Company beyond the Members’ equity accounts, except to the extent that they have obligated themselves (see Note 4). However, the Company is dependent on the Members for the reasons noted above and those disclosed in the remainder of the notes to the financial statements.

Reclassifications

Certain reclassifications have been made to the September 30, 2010 financial statements to conform to the September 30, 2011 presentation. Amounts previously included within general and administrative expenses, as the Company was in the developmental state, have been reclassified into cost of goods sold and operating expenses for consistency. These reclassifications had no impact on net income.

Cash

The Company maintains bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances may be in excess of the FDIC insurance limit.

Restricted cash

At September 30, 2011, restricted cash consisted of cash held as collateral against corporate credit cards. At September 30, 2010, restricted cash consisted of cash held as collateral against corporate credit cards and unused proceeds from the $100 million Gulf Opportunity Zone tax-exempt bonds.

Receivables

As of September 30, 2011, the Company has approximately $2,448,000 in trade receivables for sales of diesel, naptha, and LPG. In addition, approximately $1,473,000 is due from the Internal Revenue Service (IRS) for governmental programs associated with the $1 per gallon tax credit (Tax Credit) to cultivate the biofuels industry.

Other receivables of approximately $947,000 relate to Louisiana Quality Jobs sales tax and payroll rebates, as well as wastewater treatment sales tax rebates.

Trade receivables are reported at the amount management expects to collect from outstanding balances. A difference between the amount due and the amount management expects to collect is reported in the statement of operations for the year in which those differences are determined, with an offsetting entry to allowance for doubtful accounts. Balances still outstanding after management has used reasonable collection efforts are written off to the allowance. As of September 30, 2011 and 2010, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

A trade receivable is considered to be past due if any portion of the receivable balance is not paid according to terms. All accounts are reviewed on a weekly basis to identify and resolve any delinquent accounts. The Company does not charge interest on trade accounts receivable.

Inventory

Inventories consist of raw materials (fats, oil and greases), catalysts, and finished goods. Raw materials also include certain chemicals used in the manufacturing process. Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the weighted average method.

Revenue recognition

The Company recognizes revenue from product sales and government incentives. Product sales are recognized when title and risk of loss are transferred to customers, which is generally when the product is shipped.

Revenues from government incentives are driven by various federal programs and legislation. These programs and legislation enable producers of renewable fuels to receive the Tax Credit for each gallon of production. Furthermore, they enable the producer to generate a Renewable Identification Number (RIN) credit for each gallon of production. These RIN credits can be used by obligated parties to satisfy their legally mandated purchases of renewable fuels. To qualify for the Tax Credit and create a RIN credit, a producer must meet criteria set forth by the Environmental Protection Agency (EPA) as to what constitutes a renewable fuel. The Company has met the EPA’s eligibility requirements.

The recognition and ownership of the RIN credits are determined by the structure, terms, and conditions of customer contracts. As of September 30, 2011, the Company has not consummated the sales of any RINs given the nature of its customer contracts.

In addition, the Company collects federal and Louisiana excise tax on the sale of renewable diesel as part of its normal billing procedures. These amounts are remitted to the appropriate governmental authority according to the appropriate submission deadlines. Excise taxes collected from customers are not reported as revenue.

Customer concentration

The Company is subject to concentrations of credit risk and regulatory risk. As of September 30, 2011, sales to one customer accounted for approximately 72% of total revenue, and approximately 44% of total receivables. In addition, approximately 17% of total revenue was generated from the Tax Credit and approximately 30% of total receivables are related to the Tax Credit.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 30 years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major improvements are capitalized.

Long-lived assets

The Company reviews the value of long-lived assets at each balance sheet date if indication of impairment exists. Recoverability is assessed using undiscounted cash flows based on historical results and current projections of earnings before interest and taxes. The Company measures impairment as the excess of carrying cost over the fair value of an asset. The fair value of an asset is measured using discounted cash flows including market participant assumptions of future operating results and discount rates. The Company determined that no impairment loss needed to be recognized for the years ended September 30, 2011 and 2010.

Interest

The Company capitalized approximately $765,000, $7,395,000, and $4,615,000 in interest expense during construction for the years ended September 30, 2011, 2010, and 2009, respectively. The capitalized amounts are being amortized over the life of the plant.

Cash paid for interest was approximately $1,808,000, $7,415,000 and $4,446,000 for the years ended September 30, 2011, 2010 and 2009, respectively.

Other assets

At September 30, 2011, other assets included approximately $2,260,000 in long-term security deposits with vendors, and approximately $1,093,000, net of amortization, of debt issuance costs that were incurred by the Company in connection with the issuance of the $100 million tax exempt bonds (see Note 4). The debt issuance costs are being amortized over the bonds 25-year term. The Company recognized approximately $50,000 of amortization expense for each of the years ended September 30, 2011, 2010, and 2009.

Asset retirement obligation

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company recorded the discounted fair value of the retirement obligation as a liability at the time the plant was constructed. The asset retirement obligation represents the present value of the estimated costs associated with the future dismantlement of the Company’s Geismar plant, discounted at 15% per annum. The liability accretes over time with a charge to accretion expense. Accretion expense for the years ended September 30, 2011 and 2010, was approximately $4,000. There was no accretion expense for the year ended September 30, 2009.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Accordingly, no provision or liability for income taxes has been recorded in the financial statements.

The accounting for income taxes may, at times, involve some degree of uncertainty and, as such lead to uncertain tax positions. Management evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. Given its status as a limited liability company, the Company would no longer expect tax examinations by the U.S. federal, state or local tax authorities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. The carrying amount of long-term debt is estimated by management to approximate fair value based on the obligation characteristics, including floating interest rate, credit rating, and maturity.

Note 2 – Inventories

A summary of inventories at September 30 is as follows:

	September 30,	September 30,
	2011	2010

Raw materials	$9,394,777	$3,648,196
Catalyst and other production supplies	2,993,749	3,438,481
Finished goods	4,166,133	—

	$16,554,659	$7,086,677

Note 3 – Property, Plant and Equipment

Property, plant and equipment consist of the following at September 30:

	September 30,	September 30,
	2011	2010

Plant construction in progress	$—	$142,636,089
Plant and equipment	145,950,759	—
Computer hardware and software	1,075,595	1,013,203
Furniture and automobiles	1,122,467	929,794

	148,148,821	144,579,086

Accumulated depreciation	4,573,213	177,851

Property, plant and equipment, net	$143,575,608	$144,401,235

Depreciation expense for the years ended September 30, 2011, 2010 and 2009, was $4,395,362, $169,666 and $7,754, respectively.

The Company is currently negotiating the final billings associated with the construction of its production facility (refer to Note 6).

Note 4 – Long-Term Notes Payable

In October 2008, the Company received $100 million in proceeds from the issuance of Gulf Opportunity Zone tax-exempt bonds made available by Louisiana Public Facilities Authority. These floating rate (0.14% at September 30, 2011) bonds are due October 1, 2033. In November 2008, Tyson entered into an interest rate swap related to these bonds on the Company’s behalf to mitigate interest rate risk on a portion of the bonds for five years (see Note 9). Interest on the swap is fixed at 2.19%. The Company records an expense from Tyson for all monthly settlements. Tyson also provided a letter of credit as a guarantee for the entire bond issuance. The guarantee is for the life of the bonds, 25 years. Monthly fees for this letter of credit are paid by Tyson. The Company reimburses Tyson for these monthly fees and records the expenses accordingly. The unexpended proceeds from the bond issuance are held in trust and can only be used for the construction of the Dynamic Fuels’ facility. Accordingly, the unused proceeds are recorded as restricted cash at September 30, 2010.

Note 5 – Related Party Transactions

The accompanying financial statements include transactions with Members of the Company, including raw materials, production royalties, sourcing fees, engineering support, accounting services, travel expenses, letter of credit fees, and collateral for interest rate swaps associated with plant construction and financing of plant construction.

Expenditures incurred with Syntroleum for the year ended September 30, 2011, were approximately $4,720,000. This amount consisted of approximately $4,071,000 of engineering services and approximately $649,000 of production royalties.

Expenditures incurred with Tyson totaled approximately $83,636,000 for the year end September 30, 2011. Of this total, approximately $77,766,000 was for the purchase of raw materials (fats, oils, and greases). Other expenditures with Tyson included $1,569,000 in interest on a swap agreement, of which approximately $295,000 was capitalized. Additional expenditures incurred with Tyson include approximately $2,819,000 in letter of credit fees, $739,000 in various support activities, and $743,000 in raw material sourcing fees.

Expenditures made by the Company during the year ended September 30, 2010, to Syntroleum and Tyson were approximately $1,836,000 and $19,118,000, respectively and for the year ended September 30, 2009, were $2,822,000 and $6,420,000, respectively. Due to related parties at September 30, 2011, included amounts owed to Syntroleum and Tyson of approximately $4,720,000 and $8,786,000, respectively. The amounts due to related parties for the period ended September 30, 2010, were $198,000 and $4,413,000 respectively.

During 2011, the Members provided the Company $19,000,000 in the form of noninterest bearing demand loans. Under the terms of these notes, repayment to the Members shall be made in three months or less to the extent that the Company has sufficient cash flow to pay current accounts payable and minimum cash balance of $350,000.

Note 6 – Commitments and Contingencies

Leases

Effective October 1, 2008, the Company entered into a land and office lease agreement associated with its plant in Geismar, Louisiana, expiring September 30, 2033. Annual lease payments for the land are $2 million, payable in four quarterly installments of $500,000. In addition, infrastructure maintenance fees totaling $101,800 are due in quarterly installments of $25,450. The Company expects to pay at least $2 million per year in lease payments over the next five years. The lease payments will be adjusted by the consumer price index in 2013. Early termination fees are included within this lease should the lease be terminated early.

Supplier contracts

The Company has entered into contracts for supplies of hydrogen, nitrogen, and utilities. The following table outlines the minimum take or pay requirement related to the purchase of hydrogen, nitrogen, and utilities:

September 30,
Year	Amount

2012	$3,437,000
2013	3,437,000
2014	3,437,000
2015	3,437,000
2016	3,437,000
Thereafter	28,452,000

Total	$45,637,000

As of September 30, 2011, the Company relies on one supplier, to provide the hydrogen necessary to execute the production process. Any disruptions to the hydrogen supply from this supplier could result in shutdown of plant operations. The Company is currently exploring alternatives to ensure reliability of hydrogen supply. Early termination fees are included within this agreement should this agreement be terminated early.

Litigation

The Company is involved in litigation arising from plant construction. L-Con Constructors Company (L-Con) has filed a claim for issues arising in the construction of the facility. The Company has filed a counter claim in this matter. As of September 30, 2011, this matter is moving forward in arbitration. No discovery has been taken from L-Con or third parties. At this stage, the Company is unable to estimate the possible outcome.

Note 7 – License Agreements

In June 2007, the Company entered into a Master License Agreement with Syntroleum. Under this agreement, a Site License Agreement, the form of which is an exhibit to the Master License Agreement, is to be executed that would grant the Company a limited, nonexclusive, royalty-bearing, nontransferable right and license to use the Syntroleum Biofining Technology to design, construct, operate and maintain the plant to produce and sell biofined renewable fuels. While the plant has been constructed and is producing and selling biofined renewable fuels, the Company has not executed a Site License Agreement.

The following provisions are contained in the form of a Site License Agreement: Once constructed in accordance with the Syntroleum process design package, the plant would be subject to a performance test. If the plant fails to meet the performance test, it is determined that the failure is the result of plant design, and the cause of failure is remediated, the Company is eligible for reimbursement of design related remediation costs. Upon successful remediation, the actual cost of remediation efforts allocated to Syntroleum up to $9.8 million would be reimbursed through the application of the production royalty that the Company may owe Syntroleum. If remediation efforts are not effective and the plant fails to meet a subsequent performance test, then Syntroleum may be required to pay up $9.8 million of actual remediation costs and up to an additional $9.8 million in liquidated damages to the Company. A performance test has not been conducted, and it is uncertain whether a Site License Agreement that is finally executed will conform to the form of agreement that is an exhibit to the Master License Agreement.

Note 8 – Members’ Equity

The Company was initially capitalized on July 13, 2007, with $4.25 million in capital contributions from Tyson and $4.25 million in capital contributions from Syntroleum. Each Member contributed an additional $36.25 million in capital contributions through September 30, 2011. Additional capital contributions, if any, will be based on the Company’s cash requirements.

If a Member fails to make a required capital contribution, it is in default under the Membership Agreement, and its Member interest in the Company will be diluted by $1.50 per $1.00 not contributed. At its option, the other Member may fund the portion of the default, which is considered a loan to the defaulting member at a rate of LIBOR +10% with a 40-day cure period. The defaulting Member may make a full or partial loan repayment and a pro rata portion of lost interest will be restored. If the loan is not repaid, it will be converted into ownership interest for the member making the loan, diluting the defaulting member by $1.00 per $1.00 of the loan. No Member is in default at this time.

Note 9 – Derivative Financial Instruments

The Company’s business operations give rise to certain market risk exposures due to changes in interest rates. The Company manages this risk through the use of a derivative financial instrument, to reduce the exposure to interest rate risk associated with a variable-rate borrowing. The interest rate swap was entered into by Tyson for the Company.

Historically, the Company has reimbursed Tyson for cash collateral. However, Tyson and SunTrust renegotiated an amendment to its existing agreement on March 9, 2011. According to the terms of the agreement, Tyson is no longer required to post collateral to SunTrust for the existing interest rate swap transaction. As a result, the Company is not obligated to reimburse Tyson for collateral as no requirement exists.

Risk management programs are reviewed and monitored by the Company’s Management Committee. These programs will be revised as market conditions dictate. The current risk management programs utilize industry-standard models that take into account the implicit cost of hedging. Risks associated with market risks and those created by derivative instruments and the mark-to-market valuations are strictly monitored at all times, using value-at-risk and stress tests.

The objective of the undesignated interest rate swap is to manage interest rate risk exposure on a floating-rate bond. The interest rate swap agreement effectively modifies the Company’s exposure to interest rate risk by converting a portion of the floating-rate bond to a fixed rate, thus reducing the impact of the interest-rate changes on future interest expense. Under this arrangement, coverage will decrease by approximately $25 million per year each November until 2013 when the swap expires.

This interest rate swap does not qualify for hedge treatment due to differences in the underlying bond and swap contract interest-rate indices. The Company marks this position to fair value through earnings at each reporting date. During the years ended September 30, 2011 and 2010, the Company recognized approximately $1,377,000 and $753,000 in mark-to-market swap valuation income, respectively, on an approximate average notional debt of $41 million and $53 million, respectively. For 2009, the Company recognized approximately $3,679,000 in swap expense on notational debt of $64 million.

Note 10 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels as follows:

Level 1 –	Unadjusted quoted prices available in active markets for the identical assets or liabilities at the measurement date.

Level 2 –	Other significant observable inputs available at the measurement date, including quoted prices for similar securities.

Level 3 –

Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The interest rate swap is recorded at its estimated fair value, based on a discounted cash flow model. This model uses quoted LIBOR swap rates adjusted for credit and nonperformance risk.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain events could occur that would require Tyson to pay the open mark to market value of transactions, which may in turn require the Company to reimburse Tyson for these amounts. The Company does not anticipate any such events will occur.

The net derivative liability of approximately $1,547,000 and $1,495,000 is included in due to related parties in the September 30, 2011 and 2010 balance sheets, respectively.

The following is a summary of the inputs used in valuing the interest rate swap:

	September 30,	September 30,
	September 30,
Valuation inputs	2011	2010

Level 1 – Quoted prices	$—	$—
Level 2 – Other significant observable inputs	1,547,311	1,495,183
Level 3 – Significant unobservable inputs	—	—

Total	$1,547,311	$1,495,183

Note 11 – Retirement Plan

The Company has a contributory defined contribution retirement plan covering all employees who meet eligibility requirements and who elect to participate. The Company’s began the plan in during 2011 and made contributions to the plan of approximately $20,000 during 2011.

Note 12 – Subsequent Events

In October and November 2011, both members contributed a cash infusion of $2,500,000 and $1,000,000 respectively. These infusions took the form of noninterest bearing working capital loans. Under the terms of the agreements, these funds to be used to pay for normal operational expenses, notably raw materials, equipment, and services necessary to maintain plant operations. Repayment of these loans to the Members shall be made in three months or less to the extent that the Company has sufficient cash flow to pay current accounts payable and maintain a minimum cash balance of $350,000.

The Company has a contract to sell renewable diesel to a customer. Under existing terms and conditions, either party can terminate the contract within 60 days if either will suffer significant financial losses given changes in subsidies, tax credits, or mandates.

As of November 1, 2011, legislation for the Tax Credit has not been renewed. To preserve its rights, the Company provided notice of its intent to terminate the agreement if revised contract terms and conditions cannot be mutually agreed upon by both parties.